Exhibit 4.1

DESCRIPTION OF COMMON STOCK

The following summary of the common stock, par value $0.01 per share (the “Common Stock”), of Bio-Techne Corporation (the “Company,” “we,” or “our”) is based on and qualified by our Amended and Restated Articles of Incorporation (the “Articles”) and our Fourth Amended and Restated Bylaws (the “Bylaws”). For a complete description of the terms and provisions of our Common Stock, refer to the full text of the Articles of Incorporation and Bylaws, both of which are exhibits to our Annual Report on Form 10-K to which this description is also an exhibit, and the Minnesota Business Corporation Act (“MBCA”), which is available at https://www.revisor.mn.gov/statutes/cite/302A.

Authorized Shares

The Company is authorized to issue up to 405,000,000 shares, which consists of 5,000,000 undesignated shares and 400,000,000 shares of Common Stock. As of June 30, 2023, the Company had 157,641,914 shares of Common Stock issued and outstanding.

The Common Stock is the only outstanding class of stock of the Company. The Board of Directors of the Company (the “Board”) is authorized to establish one or more classes or series of shares from the undesignated shares and to fix the relative rights and preferences of each such class or series, but the Board has not designated any class or series of shares from the undesignated shares.

Dividend Rights

Subject to the rights of holders of any preferred stock outstanding, holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board out of net earnings or net assets of the Company that are legally available for the declaration of dividends.

Voting Rights

All voting rights are vested in the holders of shares of Common Stock. Each holder of Common Stock is entitled to one vote per share, and voting rights are noncumulative. Subject to the rights of the holders of any preferred stock outstanding and except as specifically required otherwise under the MBCA all matters submitted to Company shareholders are decided by a majority vote of the shares entitled to vote and represented at the meeting at which there is a quorum, except for election of directors, which is decided by a majority of votes cast in uncontested elections and by a plurality vote in contested elections.

Liquidation and Dissolution Rights

Pursuant to applicable law, in the event of the Company’s dissolution, the holders of Common Stock will be entitled to share pro rata in any of the Company’s assets available for distribution after making adequate provision for the discharge of debts, obligations, and liabilities of the Company and after the holders of any series of outstanding preferred stock have received any liquidation preferences.

Other Shareholder and Board Rights

Holders of shares of Common Stock are not entitled to preemptive rights. The Board may issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the Company or any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for. The Board may effectuate share dividends or splits by issuance of shares of one class or series to holders of that class or series or to holders of another class or series.

Nominations Procedures

Shareholders can nominate candidates for election to the Board. However, a shareholder must follow the advance notice procedures provided in Section 2.10 of the Bylaws. In general, for an annual meeting, a shareholder must submit a written notice of such nomination to the Company’s corporate secretary at least 60 days but not more than 90 days prior to the anniversary of the prior year’s annual meeting. The written notice must contain the consent of the nominee(s) to serve as director and provide certain information about the proposed nominee(s) and the shareholder proposing the nomination, as required by Section 2.10 of the Bylaws.

Proposal Procedures

Shareholders may propose that business (other than nominations to the Board) be considered at a meeting of shareholders only if a shareholder follows the advance notice procedures provided in Section 2.10 of the Bylaws. In general, for an annual meeting, a shareholder must submit a written notice of the proposed business to the Company’s corporate secretary at least 60 days but not more than 90 days prior to the anniversary of the prior year’s annual meeting. The written notice must provide certain information about the proposed business and the shareholder proposing the business, as required by Section 2.10 of the Bylaws..

Limitations on Change of Control

Certain provisions of the Articles, the Bylaws, and the MBCA may discourage, delay, or prevent a merger, acquisition, or other change of control, including through a change to the members of the Company’s management. These provisions include:

●	Advance notice requirements for shareholder proposals and nominations (Section 2.10 of the Bylaws);

●	The ability of the Board to amend the Bylaws (Section 9.1 of the Bylaws);

●	The ability of the Board to issue purchase rights and additional Common Stock and to designate the terms of and issue new series of preferred stock without shareholder approval (Article 3 of the Articles);

●	Limitations, pursuant to Section 302A.671 of the MBCA, with respect to the voting of shares acquired in a “control share acquisition”;

●	The prohibition, pursuant to Section 302A.673 of the MBCA, of business combination transactions involving an “interested shareholder” and the Company for a period of four years after such individual or entity becomes an interest shareholder, unless a proscribed approval is obtained; and

●	The limitation, pursuant to Section 302A.675 of the MBCA, on purchasing additional shares of Common Stock by a party who has made a takeover offer for the Company unless holders of Common Stock are able to sell shares on substantially equivalent terms to the prior takeover offer, unless a proscribed approval is obtained.

Amendment of Articles of Incorporation and Bylaws

The holders of a majority of the outstanding shares of Common Stock have the power to amend the Articles of Incorporation. The Board may amend, adopt, or repeal the Bylaws, subject to the limitations see forth in our Bylaws and the MBCA. The holders of a majority of the outstanding shares of Common Stock also have the power to alter or amend, make or adopt, or repeal the Bylaws.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for the Company’s Common Stock.

Listing of Common Stock

The Company’s Common Stock is listed on NASDAQ under the symbol “TECH.”